SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 991st BOARD OF DIRECTORS’ MEETING

On June 26, 2023, at 3:00 p.m., with electronic voting until 12:30 p.m. of June 27, 2023, the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located in the City and State of São Paulo, at Rua Costa Carvalho, nº 300, Bairro Pinheiros, listed below met remotely, as provided for by the main section and paragraph 6 of article 13 of the Bylaws, at the call of Karla Bertocco Trindade, Chair of the Board of Directors, on an extraordinary basis, according to the provisions of paragraph 4 of article 15 of the Board of Directors Internal Charter, to resolve on the single item on the agenda, “Executive Board’s Election for the 2023-2025 term of office.” The matter was instructed based on Official Letter ATG 266/2023-CC-AG, of June 16, 2023, Official Letter 130/2023-SFP-12091, of June 19, 2023, the Minutes of the 33rd Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, of June 21, 2023, CODEC Report 086/2023, of June 23, 2023, the Registration Forms, and the résumés of the appointees, all documents of which made available on the electronic platform. Under item II of article 142 of Federal Law 6,404/76, and item XL of article 14, of Sabesp’s Bylaws, the Board members unanimously voted for the election of Messrs. André Gustavo Salcedo Teixeira Mendes, Bruno Magalhães D’Abadia, Catia Cristina Teixeira Pereira, Roberval Tavares de Souza, and Sabrina de Menezes Correa Furstenau Sabino, recording the abstention of the Board member André Gustavo Salcedo Teixeira Mendes, due to his re-election as CEO, and, by a majority vote for the election of Mrs. Paula Alessandra Bonin Costa Violante, recording the contrary vote of the Board member Ronaldo Copa, who understands that there is a conflict of interest because of outstanding contractual matters between SABESP and SPAT. Consequently, the following Executive Officers were elected to the 2023-2025 term of office, which ends in June 2025:

ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, as Chief Executive Officer, with the following information: Brazilian, married, Engineer, identification document (RG) 10.738.189-9 IFP-RJ, Individual Taxpayer’s ID (CPF) number 071.918.857-18, domiciled at Rua Costa Carvalho nº 300, Pinheiros, São Paulo/SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76;

BRUNO MAGALHÃES D’ABADIA, as Regulation and New Business Officer, with the following information: Brazilian, married, Engineer, identification document (RG) 4602501 DGPC/GO, Individual Taxpayer’s ID (CPF) number 010.134.721-95, domiciled at na Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76;

CATIA CRISTINA TEIXEIRA PEREIRA, as Chief Financial Officer and Investor Relations Officer, with the following information: Brazilian, married, Economist, identification document (RG) number 09.579.868-2 DIC/RJ, Individual Taxpayer’s ID (CPF) number 044.925.857-29, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76;

PAULA ALESSANDRA BONIN COSTA VIOLANTE, as Engineering and Innovation Officer, with the following information: Brazilian, married, Engineer, identification document (RG) number 13.655.155-5 SSP/SP, Individual Taxpayer’s ID (CPF) number 123.655.758-11, domiciled at Rua Costa Carvalho, 300, Pinheiros - São Paulo - SP - 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76.

ROBERVAL TAVARES DE SOUZA, as Operation and Maintenance Officer, with the following information: Brazilian, married, Civil Engineer, identification document (RG) number 19.409.159-4 SSP/SP, Individual Taxpayer’s ID (CPF) number 108.543.688-84, domiciled at Rua Costa Carvalho, 300, Pinheiros - São Paulo – SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76; and

SABRINA DE MENEZES CORRÊA FURSTENAU SABINO, as People and Corporate Management Officer, with the following information: Brazilian, married, with a degree in International Relations, identification document (RG) number MG-6.565.566, Individual Taxpayer’s ID (CPF) number 038.281.106-22, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76;

As provided for in paragraph 2 of article 8 of the Bylaws, the CEO will be part of the Board of Directors while holding that seat.

The Executive Officers elected shall have a new term of office of two years (2023/2025), unified, under the Bylaws, and the investiture in the positions shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified upon investiture. Compensation will be established based on CODEC’s guidelines, as resolved at the Annual Shareholder’s Meeting General Shareholders’ Meeting, and, in the cases in which an Executive Officer accumulates the duties of another Executive Officer, only one compensation will be received. As for the declaration of assets, the applicable State regulations must be observed.

(...)

Minutes signed by the attending Board of Directors members: Karla Bertocco Trindade, Anderson Márcio de Oliveira, André Gustavo Salcedo Teixeira Mendes, Eduardo Person Pardini, Inês M. dos S. Coimbra de Almeida Prado, Jônatas Souza da Trindade, Karolina Fonsêca Lima, Marcelo Munhoz Auricchio, Mario Engler Pinto Junior, Nerylson Lima da Silva, and Ronaldo Coppa.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, June 30, 2023.

Karla Bertocco Trindade

Chair of the Board of Directors

Marialve de Sousa Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 5, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.